SUBSIDIARIES OF THE COMPANY

Exhibit 21.1 – Subsidiaries of the Company

Enshale, Inc., a Wyoming corporation

Dourave Mining and Exploration Inc., a Canadian corporation

Dourave Mineracao E Exploracao Mineral Ltda, a Brazilian corporation

Dourave-Bullion Limited Partnership, a Utah limited partnership

Dourave-Bullion Mineracao E Exploracao Mineral Ltda, a Brazilian corporation

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